Alcoa
390 Park Avenue
New York, New York 10022 USA

Donna Dabney
Corporate Secretary
Corporate Governance Counsel

212 836 2688
donna.dabney@alcoa.com

January 14, 2008

Ms. Jennifer Gowetski

Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549-4561

Re:	Alcoa Inc., Definitive 14A, filed February 26, 2007

File No. 001-03610

Dear Ms. Gowetski:

Confirming our telephone conversation, we understand that Alcoa will have an extension of time until February 4, 2008 to respond to your letter to Mr. Belda dated January 4, 2008.

Best regards,

/s/ Donna Dabney
Donna Dabney

cc: Lawrence R. Purtell